UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NuCana plc
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
67022C106
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,333,333*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	3,333,333*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,333,333*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.6%*
14.	Type of Reporting Person (See Instructions): PN

*As of September 17, 2020 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 3,333,333 American Depository Shares (“ADS”) held by Abingworth Bioventures VII LP (“Abingworth VII”). Each ADS represents one ordinary share, nominal value £0.04 per share of NuCana plc (the “Issuer”) Abingworth Bioventures VII GP LP (“Abingworth GP”) serves as the general partner of Abingworth VII. Abingworth General Partner VII LLP, serves as the general partner of Abingworth GP. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by Abingworth VII.  Abingworth holds the reported securities indirectly through Abingworth VII.  Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 6.6% of the ADS deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 17,888,889 ADS issued and outstanding as of the Event Date based on information received from the Issuer and other public information.

CUSIP No. 67022C106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,333,333*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	3,333,333*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,333,333*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.6%*
14.	Type of Reporting Person (See Instructions): PN

*Consists of 3,333,333 ADS held directly by ABV VII. As of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VII may be deemed to beneficially own 6.6% of the ADS deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 17,888,889 ADS issued and outstanding as of the Event Date based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to American Depository Shares (“ADSs”) of NuCana plc (the “Issuer”). Each ADS represents one ordinary share, nominal value £0.04 per share of the Issuer The Issuer’s principal executive offices are located at 3 Lochside Way, Edinburgh EH12 9DT United Kingdom.

Item 2.	Identity and Background

This statement is being filed on behalf of Abingworth Bioventures VII, LP (“ABV VII”), and Abingworth LLP (“Abingworth” together with ABV VII, the “Reporting Persons”). Abingworth is the investment manager of ABV VII.

Abingworth Bioventures VII GP LP, a Scottish limited partnership, serves as the general partner of ABV VII.  Abingworth General Partner VII LLP, an English limited liability partnership (together with Abingworth Bioventures VII GP LP, the “General Partners”), serves as the general partner of Abingworth Bioventures VII GP LP.  ABV VII (acting by its general partner Abingworth Bioventures VII GP LP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth all investment and dispositive power over the securities held by ABV VII.  An investment committee of Abingworth, currently comprised of, Timothy Haines, Kurt von Emster, Bali Muralidhar, Brian Gallagher and Genghis Lloyd-Harris (collectively the “Investment Committee”), approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VII. Each of Abingworth, Abingworth Bioventures VII GP LP, Abingworth General Partner VII LLP, and each member of the Investment Committee disclaims beneficial ownership of the ADSs held by ABV VII.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of ABV VII is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV VII.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV VII is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.	Source and Amount of Funds or Other Consideration

On September 17, 2020 (the “Event Date”), ABV II purchased 3,333,333 ADS in a public offering of the Issuer. ABV VII purchased the ADSs with its investment capital for an aggregate purchase price of approximately $15,000,000, which represents a per share purchase price of $4.50.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Dr. Muralidhar is a Partner of Abingworth and will be appointed to the Board of Directors of the Issuer (the “Board”).

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the Event Date, Abingworth as the investment manager of ABV VII may be deemed to beneficially own an aggregate of 3,333,333 ADS of the Issuer held directly by ABV VII. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth may be deemed to beneficially own 6.6% of the ADS deemed issued and outstanding.

Except as described herein, during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the date of filing of this report, there were no other purchases or sales of ADS, or securities convertible into or exchangeable for ADS, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated September 28, 2020, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2020

ABINGWORTH BIOVENTURES VII, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).